Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Cody Slach: Good morning, for our next presentation, we have Lottery.com and presenting from the company is their Chief Executive Officer and Co-Founder of the Company, Tony DiMatteo. Tony, over to you.

Tony DiMatteo: Thanks Cody, appreciate it. Good morning, everybody. Again, my name is Tony DiMatteo, the CEO and co-founder of lottery.com. I think we can go to slide 4. So, again, I’m Tony, I met my co-founder Matt Clemensen, about eight years ago. At the time we were in San Francisco, we were both running two different tech companies. We met and we decided that we should be working together on the side and so we decided to start to self incubate some of our own projects around the thesis and that thesis is that we should build things that should exist for things that are inevitable to exist, things that have to happen and we build a couple projects around that idea. And obviously, lottery is the one that has really taken off. And that idea was very simple, the lottery industry in terms of a total addressable market is huge. And it’s one of the last few legacy industries that has not made the transition from offline to online, it’s still very much based in a retail environment. And so we thought, eventually, the lottery must go online, and we just wanted to be the one to build that platform to make that a reality. And so that’s what we’ve done. So we started the company in February 2015. We’re about six and a half years old right now. And it’s been certainly a long road. I think, really, what we did was, we looked and found a way to let people play the lottery from their homes in a fully legal and compliant way, games like Powerball and mega millions, whatever the state games are, in your given state, it took us quite a bit of time to really climb that hill. But what we realized is that we cannot be a disruptive force in the industry, if you sort of think of the Uber model back then, which was that they would go into the jurisdiction of the city or state, gain market share, and then fight those legal, political battles after the fact. We couldn’t do that with lottery. Because the states own those games, it’s their games, and they’re very protective of that, and obviously of that revenue as well. And so we’ve always said, we’re not here to disrupt the industry. We’re just here to help advance it, to move it along and make it easy for these states to go on. I think we can go onto the next slide. Our vision is to be a premier global marketplace for all games of chance and for all forms of online gaming, which means that could be poker, that could be slots, it can be sports betting, it can be charitable sweepstakes, it could be Keno, it could be really anything. It’s not just lottery.

We do believe that we have the best possible domain name and brand to make that a reality and to control that consumer layer as we grow, attract users that are very compelling cost per acquisition, and then cross-sell them other types of games that they could play. It really is whenever you come to our platform, we check your location, verify your identity and your age, and then we want to show you whatever games you’re legally allowed to play at that moment in time and space.

Our mission is to deliver responsible and trusted online gaming in legalized jurisdictions throughout the world. Next slide please.

To give you have an idea of some of our advisors, investors, Jason Robins, CEO of DraftKings. He wrote one of our first checks personally way back in 2015 and has been incredibly helpful in advising us on the gaming world and all of the laws and regulations and what that means, and really just everything. He’s just been phenomenal. Paraag Marathe is the President of 49ers Enterprises. They also invested and have been a huge help to us in the sports world as we’ve expanded.

On the right, we have Senator Mark Lipparelli. He’s the former Chairman of the Nevada Gaming Control Board. He is currently the Chairman of Delta Gaming. He’s been, again, incredibly helpful, helping us navigate the legal and the political side of things as we interact and deal with the state.

Next slide please. On slide seven, here, you can see why we believe lottery.com has such a compelling story to investors. First, we had about 9.4 million unique users this year, up until June of this year, on a very small marketing budget that is mostly driven by our strong brand and word of mouth advertising. When we do a advertising campaign, it takes much fewer impressions for us to convert a user than it does some of our competitors because we are lottery.com and we have a lot of trust just by having that name and that brand. Additionally, we worked really hard with our customer support and customer happiness team to keep those users over time.

Second is that we have a huge global total addressable market which is about 400 billion today. That’s expected to grow to about 650 billion over the next five years. Online lottery play really only makes up a very small fraction of all tickets that are sold. Lottery tickets sold globally right now are online, and that’s really our opportunity and our blue ocean. Third, we have a diverse product offering with, I think, very attractive margins and strong cash flow potential.

We’re already forecasting for us, as a company, to be EBITDA positive by the end of this year. By the end of 2023, we project about 59 million in EBITDA, which I think is very unique in a company like ours in our space. Fourth, this diversity also provides several avenues for growth, both geographic and as well as other product lines. We’ll have new products, new US lottery games, international lottery games. We also intend to create our own games that we can run internationally that we will actually be the operators of, additional sports betting opportunities and proprietary games as well.

Last, a combination of all of these things lead to a very strong growth projection. We’ve averaged about 87% organic quarter-over-quarter growth over the last four quarters. We think that it’s very achievable for us to get to that 294% CAGR between now and 2023. Next slide, please. Here, we’re going to talk about the convenience shift. Over the last decade or so, and even before that, the real transformation is not just the digital transformation, it’s a convenience transformation.

It is taking something, whatever your current buying behavior is, bringing that online, but it’s not just special because it’s online, it’s because it’s convenient. We’ve seen that over and over again with Borders was replaced by Amazon, taxis were replaced by Uber, Blockbuster replaced by Netflix, your standard trip to the grocery store by Instacart, and really, we’re doing the exact same thing, is that we are taking that in-person experience, bringing it online and just making it more convenient for everybody.

It took us about four or five years to get about four states to say yes to us, to allow us into their states to operate. During that time our goal was to just be a good actor, to make sure that we didn’t lose any tickets. There’s actually about $2 billion in unclaimed winnings every year in the retail lottery world. People who buy tickets and pick the paper tickets, they forget about them or they lose them, or they throw them away, where on our platform, every ticket is always redeemed and we always pay out.

Actually, earlier this year, we had our first million dollar winner. Again, it took us about four or five years to get four states to say yes. The real inflection point for us was when COVID happened and when the lockdowns and the quarantines happened, the states realized that they no longer have a choice. They must modernize and they must go online very quickly. Since the beginning of 2020, we’ve opened up another eight states, and we expect to open up at least another six states this year and internally, we may be able to actually beat those projections.

The overall trend is absolutely towards allowing us to come in as a courier service. If you look at the two states of New York and New Jersey, they have defined lottery licensing programs as couriers. We are actually in process of going through both of those. We actually have advised those states about what those regulations should be. We’ll enter those markets this year, we believe, but that has become the model that I believe that the most states going forward will adopt. It’s a faster way for them to bring their lottery products online.

We can go to the next one. Here, on slide 10, I think this is just comparing the market opportunity. Many other industries are more mature in their convenience evolution away from brick and mortar to online than we are right now. As you can see currently, we have 0.2% market share of all of the tickets that are sold globally are done online and through us. I think what surprises people is just how large the global lottery market really is and how little of it has actually been taken online.

Our industry we have a huge runway for growth. Again, as I said before, just in our opinion, a tremendous blue market, we believe we have the best brand and we have the best domain name. We get a tremendous amount of just organic traffic. That’s how we’ve mostly traditionally grown. We are very well positioned to own that consumer layer and be the first thing that people think about when they think about lottery, whether they’re just checking their numbers, or they’re actually buying a ticket, or having any interaction with lottery, we want that to be through us.

Even, again, with these basis points of market share gain, we believe that we are a very, very compelling investment story. Next. Here, on slide 11, this is, again, back to that digital or convenience transformation. If you compare us to, say, US sports betting, in US sports betting the digital transformation has largely already happened. There’s just not that much room to grow. Already that market has been fairly well saturated, but we will be getting into sports betting and potentially other avenues and other jurisdictions.

You can see that the US sports betting is fairly well done in that transformation and the same even with US lodging and bookings, whereas US lottery tickets, only 7% of all of the tickets sold in that $80 billion market is actually done online. Again, we have a tremendous amount of room ahead of us and as one of the absolutely earliest entrants into this space with the strongest brand and technology, we think we can do very well. Next, please. Here, on slide 13, we talk about our acquisition and retention. It cost us about $4 to obtain, to acquire users that can actually play on the platform. We’ve actually been refining that user funnel, for the last several years to get that as low as possible.

I think you can compare that to our nearest competitors, and we know that they acquire the same user for around, well, I’ll say north of $20. Really, the difference is our branding, it is really the best asset that we possibly have. We are lottery.com, our name is our industry, it is our category, and we have all of that engendered trust in whatever we do, so it just takes us a lot fewer ad impressions to convert somebody.

We usually get feedback on a new user after the second or third transaction, which speaks to what we actually make on a user. We make about $17.20 in annual new user profit, and about 69% of those users stay with us. It’s important to point out that when we calculate a churn rate, we’re doing it over a 12-month timeframe, which I think in most tech companies, you’re looking at around 90-day timeframe. The nature of lottery is that it is cyclical, and when jackpots are highs, there’s two types of players that we put in buckets.

One is any lottery enthusiast who plays typically their lucky numbers, which are based off of their birthdays, their friends’, or family, et cetera. They’re going to play pretty much every week, maybe once a week, from 18-years-old till death, whereas you have these also occasional players that they only play when the jackpot is very high, $100, $200, $300 million, et cetera.

What we have found is that if we can even just convert that occasional player when the jackpot is high, about 8 out of 10 times, the next time the jackpot is high, even if it’s not for six months or a year, is that they will come back and play on our platform. The point being is once you have used our platform, it’s incredibly sticky and even if you don’t think about lottery again for six months, when you do, you’ll come back to us.

Again, the difference between the domestic players and the international players are we have very a similar cost per acquisition. The difference is really just in our pricing model. In the US, we operate as we charge a service fee or a convenience fee to the end-user. Think of us as a DoorDash or Uber Eats, where we are just the courier, we’re bringing you that product, obviously, we do it in a purely digital way and you’re just paying us for that privilege for us and deliver that to you.

The interesting thing is when we do sell internationally, these are still US lottery games and we can actually mark up the price of those tickets. In US, we can charge on a per-transaction basis is that service fee. Internationally, is we can actually mark up the price of the ticket and sell it at a premium on a per-ticket basis. There is a huge demand for genuine US lottery games internationally, one, is because they have the largest jackpot historically, two, is that the world trust that the US games will pay out as they see their points pay out. Trust is obviously a huge issue in any gaming company and industry, and so we’ve done very well with that.

I think we can move to the next slide. Turning to page 14, you’ll get better sense of our diverse product suite and the attractive margins that they actually generate. To start with our B2C business, in the US generates revenue on that service fee, as I mentioned. Additionally, as we do operate the WinTogether charitable sweepstakes platform, that is a small but growing part of the business and it’s available in all 50 states.

A charitable sweepstakes is similar to the lottery, it’s covered under completely different laws, but effectively, we can run sweepstakes where people can donate to enter into that. The lion’s share of those funds actually go towards a very specific good cause and that just increases our geographic footprint. While we are in 12 states now with lottery products, we are in 50 states with a charitable sweepstake, and that just helps us once we open up a new state, convert those users from WinTogether onto the lottery platform as lottery players.

If we move on, so B2C, that includes our international lottery, is very similar to the B2C domestic. Again, it’s just higher margins because we can mark up the price of each ticket on a per ticket basis than on a per-transaction basis. Again, on the right, we are developing a subscription service or a continuity program, as well as some proprietary games.

Those are incredibly high margins, again, between 75% to 95%. Think of that as sort of Amazon Prime subscription where there could be different tools and inside information on all of the products and things that we’re doing. Beyond that, if you look at the bottom, we have tremendous partnerships domestically and internationally. We have built a very robust API platform that allows really, any ecommerce company out there to sell our products, whether they be lottery or charitable sweepstakes, or whatever comes next, potentially in sports betting, through their existing user base, through their platform.

That partner could be a gaming operator who, let’s say, they have a poker site who just wants to offer lottery tickets as an upsell or retention mechanism, or it could just be an ecommerce platform that does something completely different that wants to add lottery as the value-add product. Recently, we have announced our partnership, our deal with Coinstar, which has a really great US distribution, and I think fits very well into our target demographic. Again, data sales at the end, we think we have a market-leading position on that.

We actually powered Google in multiple countries around the world, if you’re looking for lottery results and actually natively, we provide all of the data for over 800 games to Amazon Alexa. If you ask Alexa, “When’s the next Powerball drawing? What are the numbers? What is the jackpot?” She tells you without an additional Alexa skill installed, and that’s all powered by us right now.

We can move on to the next slide. Here, at slide 15, if you look at the light red section, that’s the B2C sales in existing markets, and the dark red includes the new markets of B2C sales. These two segments, we expect to account for nearly 75% of our sales up to 2023. This is very strong growth, and it’s driven through a combination of increased customers in our current states, and then also adding more and more states and international expansion as we move along over the next two-plus years.

Additionally, new products are also expected to be the tailwind to the growth for our B2C segment. If you then look yellow section, that represents partnerships with affiliates and to the API that I mentioned previously, which has been growing very well. Again, I think Coinstar, as we’ve announced recently, and I believe we expect to have some more announcements around that in the near future.

Finally, it’s the green that represents our data sales, which we expect to have growth below the company average. Honestly, there’s only so many places that you can sell that data. It will be certainly part of our business going forward, but it won’t be the major driver there. Sorry, actually, lastly, the blue represents our M&A opportunities. We have an incredibly strong pipeline of acquisition candidates that are completely in line with our strategy, again, of being a global marketplace for games of chance, sort of an Amazon of games of chance. That will help us to extend our brand into new verticals and also new geographies through that M&A.

We can go on to the next one. Slide 17. Again, we’re live in the 12 states that you see there. We expect to be in, again, into at least another 6 by the end of this year, which includes New York and New Jersey, which our top five markets for us. We plan on being in most states by 2023. Really any state that has a lottery, our goal is to be there by the end of 2023.

It takes a very fast and low risk way to bring those companies online. I think the way to think about it is the states have two choices. One is to allow us or a company like us into their state, and our value prop there is we’re going to sell your product for you for free, or they can go through the process of creating an iLottery, which would be a lottery that they actually own and operate themselves. That is a multi-year endeavor for them to actually pull off.

They first have to get consensus of the two parties to pass that legislation. Once it’s approved, they then have to put out an RFP, that’s probably maybe another 12 to 18 months, and then the actual integration and delivery of that product. Historically speaking, that has been very difficult. The first iLottery in the US came out in 2012, so far seven states had actually been able to do it. We’re almost a decade later, only seven states have done it. Actually Minnesota had an iLottery up until 2015 and then the legislature shut that down.

Currently, I believe there’s six states that have iLotteries. Again, going back to New York and New Jersey, they looked at these two options and they actually chose to create the licensing program rather than create their own iLotteries. They created that licensing program to allow companies like us into those markets. We believe that that is the future that most states will copy going forward. I think we could move to the next slide.

Recently, we’ve announced that we have acquired two Mexican lottery companies. One is Aganar and one is JuegaLotto. We’ve acquired 80% interest in both of those companies. That fits the strategy for a few reasons. One, is it opens up new territories to us. They sell the prognostic of games, which are the Mexican national lottery games. They also have the right to import US games and deliver that to their player base. They also have their own games that they operate on their own, like digital scratchers and other instant games.

For us, Mexico being right next to US has a huge affinity for the US games, and we believe that that will be a significant value-add for us, and also, is our first entrée into Latin America as we expand internationally. Again, we can cross-sell products amongst all of those verticals. Finally, I’ll say we also recently announced that we have acquired the domain name of sports.com, and so our clear intention is to get into sports betting, and these companies have access to a sports betting license. We believe that we can bring sports betting to Latin America in a very unique way going forward.

We can move to the next one. I know we’re getting short on time, so I’m going to move fast. Here on slide 20, you can see the strong revenue, gross profit, and EBIDTA that we are projecting over the next several years. This model is important to know it’s built off of our real historical trends data that we have executed against, with, I think, very modest capital.

As I mentioned earlier, over the last four quarters, we’ve averaged 87% quarter over quarter revenue growth on just organic sales. We have several pathways to grow going forward, being geographic and product expansion, new partners, strong M&A, and quickly growing in markets as people move online. Importantly, we expect to achieve growth profitably starting with this year going forward, and that’s really driven by, again, our very low cost of customer acquisition cost, and the attractive product margins that we have now.

New capital from the business combination will actually allow us to just accelerate everything that we’ve been doing over the last couple of years. Next slide. The next two slides show why we think lottery.com is such a compelling investment from a valuation perspective. These comparisons assume a proforma enterprise value of $526 million. If there are no redemption at the 1096 cash interest price.

The peer group, if you look at this slide, it includes B2C lottery companies like [unintelligible 00:22:36] as well as other online gaming companies who have gone public through a SPAC. Also, lottery.com, we have the revenue growth through 2023, and that is expected to outpace the peer group by quite a bit, I believe.

The same is true for the EBITDA, including many of our peers who are not even forecasted to generate any positive EBITDA through 2023. Next, please. On slide 22 we show how our valuation stacks up against the same peers based on these growth forecasts. For a company with our growth potential in that blue ocean, we believe that our valuation is actually quite compelling, particularly compared to the peers that are close to us.

We have a much larger total addressable market, and we are in the earliest stage of that transformation, of that digital and convenient transformation that I think that is already happening in some verticals. We recently announced that our online gaming peer Golden Nugget Online Gaming that would be acquired for nearly five times their estimated ‘22 to ‘23 revenue based on recent trading prices. We are trading at approximately 1x forecast at 2023 revenue. Again, with an attractive valuation and strong growth prospects that we believe that we have, we and Trident are rolling over all of our equity into the combined company.

Last slide, please. Finally, here, on slide 23, you can see the sources and uses of proceeds from this transaction. It’s a very straightforward transaction. We did not do a PIPE intentially. Trident is canceling their private warrants. As I mentioned, we and Trident are rolling over all of our equity into this deal.

We believe that we have a very healthy balance sheet and the cash from his deal will go towards accelerating growth. What I mean by that is by opening up new states and territories, doing very targeted user acquisition campaigns in those territories, in our existing territories, and then some very strategic M&A activity as well. We are incredibly excited about this business combination, and we look forward to a closing in the very, very near future. We are lottery.com. Again, thank you, everybody, for your time. I hope to talk to you all soon.

Cody Slach: All right. Thank you, Tony. Appreciate it. We have run past our time, so if there’s any questions, please feel free to reach out to your Gateway representative to potentially schedule some more time with Tony and team. Again, thank you to Tony and lottery.com team for participating in our event. Have a good day.

IMPORTANT NOTICES

Important Information and Where to Find it

This communication relates to a proposed business combination between Trident Acquisitions Corp. (“Trident”) and Lottery.com. In connection with the proposed business combination, Trident filed a registration statement on Form S-4 on July 7, 2021 (as amended, the “Registration Statement”), which includes a preliminary proxy statement, with the SEC for the solicitation of proxies from Trident’s shareholders. Additionally, Trident and Lottery.com Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. A definitive proxy statement will be mailed to Trident shareholders as of a record date to be established for voting on the proposed business combination. Investors and security holders of Trident are urged to read the Registration Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Participants in the Solicitation

Trident and its directors and officers may be deemed participants in the solicitation of proxies of Trident’s shareholders in connection with the proposed business combination. Lottery.com and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Trident’s executive officers and directors in the solicitation by reading Trident’s Annual Report on Form 10-K, as amended,  for the fiscal year ended December 31, 2020, and the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Trident’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the definitive proxy statement relating to the business combination when it becomes available.

Important Notice Regarding Forward Looking Statements

This communication contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this communication regarding the proposed business combination between Trident and Lottery.com, Trident and Lottery.com’s ability to consummate the transactions, the benefits of the transactions and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Trident and Lottery.com disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Trident and Lottery.com caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Trident or Lottery.com. In addition, Trident cautions you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Trident or Lottery.com following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Trident, or other conditions to closing in the merger agreement; (iv) the risk that the proposed business combination disrupts Lottery.com’s current plans and operations as a result of the announcement of the transactions; (v) Lottery.com’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Lottery.com to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) risks related to the rollout of Lottery.com’s business and the timing of expected business milestones; (viii) Lottery.com’s dependence on obtaining and maintaining lottery retail licenses or consummating partnership agreements in various markets; (ix) Lottery.com’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and Lottery.com’s accounting staffing levels; (x) the effects of competition on Lottery.com’s future business; (xi) risks related to Lottery.com’s dependence on its intellectual property and the risk that Lottery.com’s technology could have undetected defects or errors; (xii) changes in applicable laws or regulations; (xiii) the COVID-19 pandemic and its effect directly on Lottery.com and the economy generally; (xiv) risks related to disruption of management time from ongoing business operations due to the proposed business combination; (xv) risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; and (xvi) the possibility that Lottery.com may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Trident has filed and will file from time to time with the SEC, including its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2020, and the Registration Statement discussed above. Trident’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

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